Letterhead


                                  Press Release

     July 9, 1998, J.F. Shea Co., Inc. (Walnut, California), DMB Associates (Phoenix) and AEW Partners, L.P., a real estate investment fund managed by AEW Capital Management (Boston, Los Angeles), announced today that they have entered into a definitive agreement through which Shea will acquire all the stock of UDC Homes, Inc. Shea has also agreed to acquire land options to UDC from AEW and DMB and subordinated notes owned by AEW and DMB.